FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month April, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2023
3.	Audit Report

OTHER NEWS

Subject: Outcome of Board Meeting held on April 22, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

1.	Copy of the audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2023, which have been approved by the Board of Directors of the Bank at its Meeting held today.

2.	Audit report submitted by the statutory auditors of the Bank.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531228, Email: companysecretary@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(Rs. in crore)
				Three months ended			Year ended
Sr. no	Particulars			March 31, 2023 (Q4-2023)	December 31, 2022 (Q3-2023)	March 31, 2022 (Q4-2022)	March 31, 2023 (FY2023)	March 31, 2022 (FY2022)
				(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			31,021.13	28,505.63	22,674.90	109,231.34	86,374.55
	a)	Interest/discount on advances/bills		24,199.50	22,180.28	16,876.68	83,942.97	63,833.56
	b)	Income on investments		5,839.75	5,343.57	4,219.39	20,888.46	16,409.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		550.75	470.08	612.98	1,850.51	1,560.83
	d)	Others		431.13	511.70	965.85	2,549.40	4,570.89
2.	Other income			5,087.75	5,023.63	4,737.42	19,831.45	18,517.53
3.	TOTAL INCOME (1)+(2)			36,108.88	33,529.26	27,412.32	129,062.79	104,892.08
4.	Interest expended			13,354.34	12,040.65	10,070.34	47,102.74	38,908.45
5.	Operating expenses (e)+(f)			8,928.16	8,217.39	7,049.04	32,873.24	26,733.32
	e)	Employee cost		3,401.01	2,921.18	2,428.93	12,059.93	9,672.75
	f)	Other operating expenses		5,527.15	5,296.21	4,620.11	20,813.31	17,060.57
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			22,282.50	20,258.04	17,119.38	79,975.98	65,641.77
7.	OPERATING PROFIT (3)–(6)			13,826.38	13,271.22	10,292.94	49,086.81	39,250.31
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3)			1,619.80	2,257.44	1,068.95	6,665.58	8,641.42
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			12,206.58	11,013.78	9,223.99	42,421.23	30,608.89
10.	Exceptional items			..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			12,206.58	11,013.78	9,223.99	42,421.23	30,608.89
12.	Tax expense (g)+(h)			3,084.71	2,701.93	2,205.28	10,524.73	7,269.40
	g)	Current tax		2,808.22	2,601.91	1,770.40	10,254.48	6,297.68
	h)	Deferred tax		276.49	100.02	434.88	270.25	971.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			9,121.87	8,311.85	7,018.71	31,896.50	23,339.49
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			9,121.87	8,311.85	7,018.71	31,896.50	23,339.49
16.	Paid-up equity share capital (face value Rs. 2 each)			1,396.78	1,395.62	1,389.97	1,396.78	1,389.97
17.	Reserves excluding revaluation reserves			195,495.25	186,042.33	165,659.93	195,495.25	165,659.93
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20%	0.20%	0.19%	0.20%	0.19%
	ii)	Capital adequacy ratio (Basel III)		18.34%	16.26%	19.16%	18.34%	19.16%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (in Rs.)	13.07	11.92	10.10	45.79	33.66
		b)	Diluted EPS before and after extraordinary items, net of tax expense (in Rs.)	12.83	11.68	9.90	44.89	32.98
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		31,183.70	32,528.24	33,919.52	31,183.70	33,919.52
	ii)	Net non-performing customer assets		5,155.07	5,651.22	6,960.89	5,155.07	6,960.89
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		2.81%	3.07%	3.60%	2.81%	3.60%
	iv)	% of net non-performing customer assets to net customer assets		0.48%	0.55%	0.76%	0.48%	0.76%
20.	Return on assets (annualised)			2.39%	2.20%	2.11%	2.16%	1.84%
21.	Net worth[2]			189,125.63	179,246.33	158,769.75	189,125.63	158,769.75
22.	Outstanding redeemable preference shares			..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.37	0.38	0.44	0.37	0.44
25.	Total debts to total assets[4]			7.53%	8.58%	7.60%	7.53%	7.60%

1.	At March 31, 2023, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.87% (December 31, 2022: 3.13%, March 31, 2022: 3.76%) and net non-performing advances to net advances was 0.51% (December 31, 2022: 0.58%, March 31, 2022: 0.81%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debt represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(Rs. in crore)

	At
Particulars	March 31, 2023	December 31, 2022	March 31, 2022
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,396.78	1,395.62	1,389.97
Employees stock options outstanding	760.89	635.49	266.41
Reserves and surplus	198,557.72	189,237.43	168,855.59
Deposits	1,180,840.69	1,122,049.48	1,064,571.61
Borrowings (includes subordinated debt)	119,325.49	130,550.00	107,231.36
Other liabilities and provisions	83,325.08	77,880.09	68,982.80
Total Capital and Liabilities	1,584,206.65	1,521,748.11	1,411,297.74

Assets
Cash and balances with Reserve Bank of India	68,526.17	62,281.19	109,522.82
Balances with banks and money at call and short notice	50,912.10	60,189.63	58,299.54
Investments	362,329.73	337,050.56	310,241.00
Advances	1,019,638.31	974,047.50	859,020.44
Fixed assets	9,599.84	9,574.52	9,373.82
Other assets	73,200.50	78,604.71	64,840.12
Total Assets	1,584,206.65	1,521,748.11	1,411,297.74

STANDALONE CASH FLOW STATEMENTS

(Rs. in crore)

		Year ended
Particulars		March 31, 2023 (FY2023)	March 31, 2022 (FY2022)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		42,421.23	30,608.89

Adjustments for:
Depreciation and amortisation		1,455.16	1,316.21
Net (appreciation)/depreciation on investments		2,594.71	1,908.92
Provision in respect of non-performing and other assets		(622.29)	6,164.04
General provision for standard assets		579.56	449.25
Provision for contingencies & others		5,408.77	1,651.02
Employee Stock Options Expense		517.24	264.22

Income from subsidiaries and consolidated entities		(1,784.56)	(1,828.79)
(Profit)/loss on sale of fixed assets		(53.49)	(4.04)
	(i)	50,516.33	40,529.72

Adjustments for:
(Increase)/decrease in investments		11,814.28	4,431.16
(Increase)/decrease in advances		(160,695.91)	(131,475.82)
Increase/(decrease) in deposits		116,274.95	132,049.45
(Increase)/decrease in other assets		(8,797.44)	5,072.79
Increase/(decrease) in other liabilities and provisions		8,294.45	8,133.44
	(ii)	(33,109.67)	18,211.02

Refund/(payment) of direct taxes	(iii)	(9,716.35)	(3,693.82)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	7,690.31	55,046.92
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries (including application money)		(529.98)	2,815.38
Income from subsidiaries and consolidated entities		1,784.56	1,828.79
Purchase of fixed assets		(2,020.09)	(1,610.99)
Proceeds from sale of fixed assets		281.60	20.87
(Purchase)/sale of held-to-maturity securities		(65,267.40)	(38,089.50)
Net cash flow from/(used in) investing activities	(B)	(65,751.31)	(35,035.45)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		942.07	797.98
Proceeds from long-term borrowings		32,987.26	25,260.17
Repayment of long-term borrowings		(18,307.33)	(23,314.47)
Net proceeds/(repayment) of short-term borrowings		(2,716.17)	13,509.59
Dividend paid		(3,479.45)	(1,385.23)
Net cash flow from/(used in) financing activities	(C)	9,426.38	14,868.04
Effect of exchange fluctuation on translation reserve	(D)	250.53	(185.40)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(48,384.09)	34,694.11

Cash and cash equivalents at beginning of the year		167,822.36	133,128.25
Cash and cash equivalents at end of the year		119,438.27	167,822.36

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

STANDALONE SEGMENTAL RESULTS
(Rs. in crore)

		Three months ended			Year ended
Sr. no.	Particulars	March 31, 2023 (Q4-2023)	December 31, 2022 (Q3-2023)	March 31, 2022 (Q4-2022)	March 31, 2023 (FY2023)	March 31, 2022 (FY2022)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	28,739.34	26,325.77	22,283.09	103,775.34	84,639.22
b	Wholesale Banking	14,596.64	13,593.64	10,487.16	50,614.85	39,971.49
c	Treasury	24,008.70	22,253.30	17,443.63	84,770.74	67,504.11
d	Other Banking	713.34	684.37	288.90	2,383.06	1,313.90
	Total segment revenue	68,058.02	62,857.08	50,502.78	241,543.99	193,428.72
	Less: Inter segment revenue	31,949.14	29,327.82	23,090.46	112,481.20	88,536.64
	Income from operations	36,108.88	33,529.26	27,412.32	129,062.79	104,892.08
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	4,902.63	4,288.56	4,643.24	17,533.68	11,400.39
b	Wholesale Banking	4,503.59	3,876.69	3,277.46	15,785.78	9,052.93
c	Treasury	4,235.25	4,257.14	2,323.47	14,271.55	9,820.22
d	Other Banking	165.11	91.39	4.83	480.22	310.35
e	Unallocated expenses	(1,600.00)	(1,500.00)	(1,025.00)	(5,650.00)	25.00
	Total segment results (i.e. Profit before tax)	12,206.58	11,013.78	9,223.99	42,421.23	30,608.89
3.	Segment assets
a	Retail Banking	603,959.37	564,925.73	487,651.93	603,959.37	487,651.93
b	Wholesale Banking	432,874.35	407,505.95	379,091.80	432,874.35	379,091.80
c	Treasury	508,469.75	510,710.02	518,129.70	508,469.75	518,129.70
d	Other Banking	29,791.54	28,646.13	16,504.73	29,791.54	16,504.73
e	Unallocated	9,111.64	9,960.28	9,919.58	9,111.64	9,919.58
	Total segment assets	1,584,206.65	1,521,748.11	1,411,297.74	1,584,206.65	1,411,297.74
4.	Segment liabilities
a	Retail Banking	891,354.54	851,158.87	791,894.25	891,354.54	791,894.25
b	Wholesale Banking	347,276.49	327,091.38	321,390.70	347,276.49	321,390.70
c	Treasury	129,240.96	138,455.45	119,062.56	129,240.96	119,062.56
d	Other Banking	2,519.27	2,273.87	2,202.80	2,519.27	2,202.80
e	Unallocated	13,100.00	11,500.00	6,235.46	13,100.00	6,235.46
	Total segment liabilities	1,383,491.26	1,330,479.57	1,240,785.77	1,383,491.26	1,240,785.77
5.	Capital employed	200,715.39	191,268.54	170,511.97	200,715.39	170,511.97
6.	Total (4)+(5)	1,584,206.65	1,521,748.11	1,411,297.74	1,584,206.65	1,411,297.74

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for Q4-2023 is subdivided as below:

Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
	Retail Banking	28,739.34	4,902.63	603,959.37	891,354.54
(i)	Digital Banking	6,474.87	1,535.48	94,132.35	130,670.32
(ii)	Other Retail Banking	22,264.47	3,367.15	509,827.02	760,684.22

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)

			Three months ended			Year ended
Sr. no.	Particulars		March 31, 2023 (Q4-2023)	December 31, 2022 (Q3-2023)	March 31, 2022 (Q4-2022)	March 31, 2023 (FY2023)	March 31, 2022 (FY2022)
			(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		34,438.91	31,618.81	24,999.46	121,066.81	95,406.87
	a)	Interest/discount on advances/bills	25,353.68	23,259.99	17,680.63	87,929.24	66,886.54
	b)	Income on investments	7,827.87	7,136.29	5,623.55	27,905.03	21,990.64
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	707.14	595.39	684.42	2,305.46	1,819.60
	d)	Others	550.22	627.14	1,010.86	2,927.08	4,710.09
2.	Other income		19,483.84	16,240.69	17,834.60	65,111.99	62,129.45
3.	TOTAL INCOME (1)+(2)		53,922.75	47,859.50	42,834.06	186,178.80	157,536.32
4.	Interest expended		14,479.47	12,977.89	10,633.93	50,543.39	41,166.67
5.	Operating expenses (e)+(f)		24,237.09	20,511.90	20,672.09	82,439.02	73,151.73
	e)	Employee cost	4,248.00	3,723.10	3,115.32	15,234.17	12,341.60
	f)	Other operating expenses	19,989.09	16,788.80	17,556.77	67,204.85	60,810.13
6.	TOTAL EXPENDITURE (4)+(5)		38,716.56	33,489.79	31,306.02	132,982.41	114,318.40
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		15,206.19	14,369.71	11,528.04	53,196.39	43,217.92
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3)		1,722.05	2,434.12	1,103.27	6,939.93	8,976.65
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		13,484.14	11,935.59	10,424.77	46,256.46	34,241.27
10.	Exceptional items		..	..	..	..	..
11.	Add: Share of profit in associates		251.07	229.44	178.76	998.29	754.43
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		13,735.21	12,165.03	10,603.53	47,254.75	34,995.70
13.	Tax expense (g)+(h)		3,498.92	2,999.41	2,514.42	11,793.44	8,457.44
	g)	Current tax	3,178.06	2,905.98	2,021.74	11,456.44	7,404.45
	h)	Deferred tax	320.86	93.43	492.68	337.00	1,052.99
14.	Less: Share of profit/(loss) of minority shareholders		383.59	373.20	370.17	1,424.67	1,428.16
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		9,852.70	8,792.42	7,718.94	34,036.64	25,110.10
16.	Extraordinary items (net of tax expense)		..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		9,852.70	8,792.42	7,718.94	34,036.64	25,110.10
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,396.78	1,395.62	1,389.97	1,396.78	1,389.97
19.	Reserves excluding revaluation reserves		209,248.29	199,333.21	177,167.61	209,248.29	177,167.61
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (in Rs.)		14.12	12.61	11.11	48.86	36.21
	Diluted EPS before and after extraordinary items, net of tax expense (in Rs.)		13.84	12.35	10.88	47.84	35.44

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)
	At
Particulars	March 31, 2023	December 31, 2022	March 31, 2022
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,396.78	1,395.62	1,389.97
Employees stock options outstanding	760.89	636.11	266.41
Reserves and surplus	212,340.13	202,561.15	180,396.11
Minority interest	6,686.75	6,573.21	5,980.89
Deposits	1,210,832.15	1,152,325.13	1,091,365.79
Borrowings (includes subordinated debt)	189,061.81	192,496.93	161,602.68
Liabilities on policies in force	238,867.36	239,975.30	228,827.20
Other liabilities and provisions	98,544.63	91,245.56	82,808.33
Total Capital and Liabilities	1,958,490.50	1,887,209.01	1,752,637.38

Assets
Cash and balances with Reserve Bank of India	68,648.94	62,323.30	109,630.71
Balances with banks and money at call and short notice	67,807.55	77,556.73	73,495.27
Investments	639,551.97	612,557.65	567,097.72
Advances	1,083,866.32	1,038,091.18	920,308.14
Fixed assets	10,969.00	10,858.87	10,605.41
Other assets	87,545.39	85,719.95	71,398.80
Goodwill on consolidation	101.33	101.33	101.33
Total Assets	1,958,490.50	1,887,209.01	1,752,637.38

CONSOLIDATED CASH FLOW STATEMENTS
(Rs. in crore)
		Year ended
Particulars		March 31, 2023 (FY2023)	March 31, 2022 (FY2022)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		45,830.08	33,567.54

Adjustments for:
Depreciation and amortisation		1,645.59	1,479.46
Net (appreciation)/depreciation on investments		2,705.35	1,832.09
Provision in respect of non-performing and other assets		(365.35)	6,377.52
General provision for standard assets		489.89	406.54
Provision for contingencies & others		5,423.69	1,651.34
(Profit)/loss on sale of fixed assets		(54.26)	(5.66)
Employees stock options expense		518.05	266.92
	(i)	56,193.04	45,575.75

Adjustments for:
(Increase)/decrease in investments		(15,828.63)	(16,668.54)
(Increase)/decrease in advances		(163,893.16)	(134,904.70)
Increase/(decrease) in deposits		119,466.36	131,425.77
(Increase)/decrease in other assets		(16,607.62)	4,665.53
Increase/(decrease) in other liabilities and provisions		27,774.24	32,999.39
	(ii)	(49,088.81)	17,517.45

Refund/(payment) of direct taxes	(iii)	(10,875.43)	(4,981.77)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(3,771.20)	58,111.43
Cash flow from/(used in) investing activities
Purchase of fixed assets		(2,467.68)	(1,859.97)
Proceeds from sale of fixed assets		287.42	117.44
(Purchase)/sale of held to maturity securities		(65,825.06)	(37,578.91)
Net cash flow from/(used in) investing activities	(B)	(68,005.32)	(39,321.44)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		942.07	797.98
Proceeds from long-term borrowings		41,736.20	35,697.66
Repayment of long-term borrowings		(26,891.80)	(34,603.03)
Net proceeds/(repayment) of short-term borrowings		12,483.70	16,943.62
Dividend paid		(3,479.45)	(1,385.23)
Net cash flow from/(used in) financing activities	(C)	24,790.72	17,451.00
Effect of exchange fluctuation on translation reserve	(D)	316.31	(126.85)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(46,669.49)	36,114.14

Cash and cash equivalents at beginning of the year		183,125.98	147,011.84
Cash and cash equivalents at end of the year		136,456.49	183,125.98

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
		Three months ended			Year ended
Sr. no.	Particulars	March 31, 2023 (Q4-2023)	December 31, 2022 (Q3-2023)	March 31, 2022 (Q4-2022)	March 31, 2023 (FY2023)	March 31, 2022 (FY2022)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	28,739.34	26,325.77	22,283.09	103,775.34	84,639.22
b	Wholesale Banking	14,596.64	13,593.64	10,487.16	50,614.85	39,971.49
c	Treasury	24,009.31	22,147.29	17,443.70	84,536.92	67,321.09
d	Other Banking	1,379.10	1,273.30	651.56	4,464.00	2,778.41
e	Life Insurance	14,955.07	11,923.16	13,340.18	47,930.17	45,340.24
f	Others	2,698.49	2,526.81	2,222.75	9,725.98	8,733.25
	Total segment revenue	86,377.95	77,789.97	66,428.44	301,047.26	248,783.70
	Less: Inter segment revenue	32,455.20	29,930.47	23,594.38	114,868.46	91,247.38
	Income from operations	53,922.75	47,859.50	42,834.06	186,178.80	157,536.32
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,902.63	4,288.56	4,643.24	17,533.68	11,400.39
b	Wholesale Banking	4,503.59	3,876.69	3,277.46	15,785.78	9,052.93
c	Treasury	4,235.43	4,151.08	2,323.45	14,037.21	9,674.48
d	Other Banking	342.28	219.41	59.67	1,001.45	627.12
e	Life Insurance	316.80	224.92	221.09	896.89	790.56
f	Others	1,055.53	1,086.25	1,159.28	4,202.37	4,349.99
g	Unallocated expenses	(1,600.00)	(1,500.00)	(1,025.00)	(5,650.00)	25.00
	Total segment results	13,756.26	12,346.91	10,659.19	47,807.38	35,920.47
	Less: Inter segment adjustment	272.12	411.32	234.42	1,550.92	1,679.20
	Add: Share of profit in associates	251.07	229.44	178.76	998.29	754.43
	Profit before tax and minority interest	13,735.21	12,165.03	10,603.53	47,254.75	34,995.70
3.	Segment assets
a	Retail Banking	603,959.37	564,925.73	487,651.93	603,959.37	487,651.93
b	Wholesale Banking	432,874.35	407,505.95	379,091.80	432,874.35	379,091.80
c	Treasury	512,940.50	515,090.22	521,896.09	512,940.50	521,896.09
d	Other Banking	83,696.05	83,428.58	68,286.69	83,696.05	68,286.69
e	Life Insurance	255,689.90	255,466.24	244,006.42	255,689.90	244,006.42
f	Others	71,134.84	60,930.70	51,653.48	71,134.84	51,653.48
g	Unallocated	9,656.72	10,661.65	10,572.66	9,656.72	10,572.66
	Total	1,969,951.73	1,898,009.07	1,763,159.07	1,969,951.73	1,763,159.07
	Less: Inter segment adjustment	11,461.23	10,800.06	10,521.69	11,461.23	10,521.69
	Total segment assets	1,958,490.50	1,887,209.01	1,752,637.38	1,958,490.50	1,752,637.38
4.	Segment liabilities
a	Retail Banking	891,354.54	851,158.87	791,894.25	891,354.54	791,894.25
b	Wholesale Banking	347,276.49	327,091.38	321,390.70	347,276.49	321,390.70
c	Treasury	144,338.32	153,461.88	133,045.58	144,338.32	133,045.58
d	Other Banking	51,378.80	52,081.33	49,428.36	51,378.80	49,428.36
e	Life Insurance	245,755.62	245,592.15	234,991.26	245,755.62	234,991.26
f	Others	62,250.16	52,530.58	44,120.97	62,250.16	44,120.97
g	Unallocated	13,100.00	11,500.00	6,235.46	13,100.00	6,235.46
	Total	1,755,453.93	1,693,416.19	1,581,106.58	1,755,453.93	1,581,106.58
	Less: Inter segment adjustment	11,461.23	10,800.06	10,521.69	11,461.23	10,521.69
	Total segment liabilities	1,743,992.70	1,682,616.13	1,570,584.89	1,743,992.70	1,570,584.89
5.	Capital employed	214,497.80	204,592.88	182,052.49	214,497.80	182,052.49
6.	Total (4)+(5)	1,958,490.50	1,887,209.01	1,752,637.38	1,958,490.50	1,752,637.38

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on April 22, 2023. The joint statutory auditors have conducted an audit and issued an unmodified report on the standalone and consolidated financial results for FY2023.
2.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at March 31, 2023 are given below:

Rs. in crore
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of September 30, 2022 (A)	Of (A), aggregate debt that slipped into NPA during H2-2023[1]	Of (A) amount written off during H2-2023	Of (A) amount paid by the borrowers during H2-2023[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – March 31, 2023
Personal Loans[3]	2,442.22	170.77	7.59	310.67	1,960.78
Corporate persons	1,749.95	788.73	..	150.32	810.90
Of which, MSMEs	..	..	..	..	..
Others	611.30	22.62	1.03	19.92	568.76
Total	4,803.47	982.12	8.62	480.91	3,340.44

1.	Includes cases which have been written off during the period.
2.	Net of increase in exposure during the period.
3.	Includes various categories of retail loans.

3.	During Q4-2023, the Bank has made an additional contingency provision of Rs. 1,600.00 crore (FY2023: Rs. 5,650.00 crore) on a prudent basis. Accordingly, the Bank holds contingency provision of Rs. 13,100.00 crore at March 31, 2023.
4.	During Q4-2023, the Bank has allotted 5,791,445 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
5.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
6.	The Board of Directors has recommended a dividend of Rs. 8 per equity share for FY2023. The declaration and payment of dividend is subject to requisite approvals.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The amounts for Q4-2023 are balancing figures between the figures as per the audited financial statements for FY2023 and the published figures for 9M-2023.
9.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.
10.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

Anup Bagchi
Mumbai	Executive Director
April 22, 2023	DIN-00105962

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s Report on annual standalone audited financial results of ICICI Bank Limited under Regulation 33 and Regulation 52 (4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of ICICI Bank Limited

Report on the audit of the Standalone Financial Results

Opinion

1.	We have audited the accompanying statement of standalone financial results of ICICI Bank Limited (‘the Bank’) for the year ended 31 March 2023 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’), except for the disclosures relating to Pillar 3 disclosure as at 31 March 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us the Statement:

2.1.	is presented in accordance with the requirements of the Listing Regulations in this regard except for the disclosures relating to Pillar 3 disclosure as at 31 March 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us; and

2.2.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Accounting Standards (‘AS’) prescribed under section 133 of the Companies Act 2013 (‘the Act’) read with Companies (Accounting Standards) Rules, 2021, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time (‘RBI guidelines’) and other accounting principles generally accepted in India of the standalone net profit after tax and other financial information for the year ended 31 March 2023.

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (‘SAs') specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (‘the ICAI') together with the ethical requirements that are relevant to our audit of the standalone financial results, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

1

Board of Director’s Responsibility for the Standalone Financial Results

4.	This Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, has been prepared on the basis of standalone annual audited financial statements. The Bank’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit after tax and other financial information in accordance with the recognition and measurement principles laid down in applicable accounting standards prescribed under section 133 of the Act read with the Companies (Accounting Standards) Rules, 2021, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and other accounting principles generally accepted in India, and in compliance with the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and the RBI guidelines for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and is free from material misstatement, whether due to fraud or error.

5.	In preparing the Statement, the Board of Directors are responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intend to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

6.	The Board of Directors are also responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

7.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

8.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

8.1.	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

8.2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has in place adequate internal financial controls with reference to standalone financial statements and the operating effectiveness of such controls.

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
8.3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

8.4.	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

8.5.	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

9.	We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

10.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

11.	The Statement includes the results for the quarter ended 31 March 2023 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us. Our opinion on the Statement is not modified in respect of this matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
Membership No.: 118580	Membership No.: 117348
UDIN: 23118580BGXROW7354	UDIN: 23117348BGSZHM9876

Place: Mumbai	Place: Mumbai
Date: 22 April 2023	Date: 22 April 2023

3

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s Report on annual consolidated audited financial results of ICICI Bank Limited under Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

The Board of Directors of ICICI Bank Limited

Report on the audit of the Consolidated Financial Results

Opinion

1.	We have audited the accompanying statement of Consolidated Financial Results of ICICI Bank Limited (“the Bank” or “the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its associates for the year ended 31 March 2023 (“the Statement”) attached herewith, being submitted by the Bank pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”) except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 March 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors on separate audited financial statements/ financial information of the subsidiaries and associates, as referred to in paragraph 12 and 13 below, the Statement:

(i)	includes the financial results of the entities listed in Annexure 1;

(ii)	is presented in accordance with the requirements of the Listing Regulations except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 March 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us; and

(iii)	gives a true and fair view, in conformity with the recognition and measurement principles laid down in applicable Accounting Standards (“AS”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with the Companies (Accounting Standards) Rules, 2021, as amended to the extent applicable the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time (“RBI guidelines”) and other accounting principles generally accepted in India, of the consolidated net profit after tax and other financial information of the Group and its associates for the year ended 31 March 2023.

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (‘SAs’) specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section of our report. We are independent of the Group and its associates in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“the ICAI”) together with the ethical requirements that are relevant to our audit of the Statement under the provisions of the Act and the rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)

Board of Directors’ Responsibilities for the Consolidated Financial Results

4.	The Statement, which is the responsibility of the Holding Company’s management has been approved by the Bank’s Board of Directors, has been prepared on the basis of the consolidated annual audited financial statements. The Bank’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit after tax and other financial information of the Group including its associates in accordance with the recognition and measurement principles laid down in applicable Accounting Standards prescribed under section 133 of the Act read with the Companies (Accounting Standards) Rules, 2021, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and other accounting principles generally accepted in India and in compliance with the Listing Regulations. The respective Board of Directors of the entities included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and its associates and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Statement by the Directors of the Bank, as aforesaid.

5.	In preparing the Statement, the respective Board of Directors of the entities included in the Group and of its associates are responsible for assessing the ability of the Group and of its associates to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entities in the Group or to cease operations, or has no realistic alternative but to do so.

6.	The respective Board of Directors of the entities included in the Group and of its associates and are responsible for overseeing the financial reporting process of the Group and of its associates.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

7.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Statement.

8.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

(i)	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

(ii)	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls.

(iii)	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
(iv)	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

(v)	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

(vi)	Obtain sufficient appropriate audit evidence regarding the financial statements/ financial information of the entities within the Group and its associates to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

9.	We communicate with those charged with governance of the Bank, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

10.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

11.	We also performed procedures in accordance with SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

Other Matters

12.	The Statement includes the audited financial results of fifteen subsidiaries, whose financial results reflect Group’s share of total assets of Rs.344,943.99 crore (before consolidation adjustments) as at 31 March 2023, Group’s share of total revenue of Rs.58,350.47 crore (before consolidation adjustments) and Group’s share of total net profit after tax of Rs.4,060.74 crore (before consolidation adjustments) for the year ended 31 March 2023, as considered in the Statement, which have been audited by their respective independent auditors. The independent auditors’ reports on financial statements of these entities have been furnished to us and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph above. Further, of these subsidiaries, two subsidiaries are located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective country and which have been audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our audit report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the report of other auditors. According to the information and explanations given to us by the management, the financial statements of these subsidiaries are not material to the Group. Our opinion is not modified in respect of these matters.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
13.	The Statement includes the Group's share of net profit of Rs.986.30 crore (before consolidation adjustments) for the year ended 31 March 2023 respectively in respect of four associates whose financial statements have not been audited by us. These financial statements have been audited by other auditors whose audit reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph above. Our opinion is not modified in respect of this matter.

14.	The Statement includes the unaudited financial statements of one subsidiary, whose financial statements reflect Group’s share of total assets of Rs.36,346.47 crore (before consolidation adjustments) as at 31 March 2023, Group’s share of total revenue of Rs.1,406.03 crore and Group’s share of total net profit after tax of Rs.281.89 crore for the year ended 31 March 2023 respectively, as considered in the Statement. Further, this subsidiary is located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective country. The Statement also includes the Group's share of net profit of Rs.11.91 crore (before consolidation adjustments) for the year ended 31 March 2023 respectively in respect of four associates whose financial statements have not been audited. These unaudited financial statements have been furnished to us by the Board of Directors and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this subsidiary and associates is based solely on such unaudited financial statements. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial statements are not material to the Group. Our opinion is not modified in respect of this matter.

15.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 20 April 2023 have expressed an unmodified opinion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company’. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

16.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 18 April 2023, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the financial statements of the Company’. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
17.	The Statement includes the Consolidated Financial Results for the quarter ended 31 March 2023 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year, which were subject to limited review by us. Our opinion is not modified in respect of this matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
Membership No.: 118580	Membership No.: 117348
UDIN: 23118580BGXROX9002	UDIN: 23117348BGSZHN6435
Place: Mumbai	Place: Mumbai
Date: 22 April 2023	Date: 22 April 2023

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement

Parent Bank

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

Annexure II

April 22, 2023

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, KKC & Associates LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants, have issued audit report on the standalone and consolidated financial results of the Bank for the year ended March 31, 2023 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

Anindya Banerjee

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 22, 2023	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title:	Assistant General Manager